Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame, California 94010

                        December 11, 2007

VIA EDGAR AND
FACSIMILE (202) 772-9217
United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Urigen Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-146674

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules  and  Regulations  under  the  Securities  Act of 1933, as amended, Urigen Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on Thursday, December 13, 2007, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Urigen Pharmaceuticals, Inc.

By: /s/ William J. Garner______________
Name: William J. Garner, M.D.
Title:   President & Chief Executive Officer